EXHIBIT 12

                     [ON LETTERHEAD OF FAEGRE & BENSON LLP]

                                  March 6, 1998

   BY TELECOPY

   LaSalle Financial Partners, L.P.
   259 E. Michigan Avenue
   Kalamazoo, Michigan 49007
   Attn:  Richard J. Nelson

        Re:  HMN Financial, Inc.

   Dear Mr. Nelson:

             This letter is in response to your letters of February 26, March 2 and March 3, 1998. In view of the changed record date, we requested on March 4, 1998 that your counsel, Phillip Goldberg, confirm that you still desire the records requested as of March 2, 1998. We have received no response to that request.

             The Company has provided the only NOBO list in its possession. We provided it consistent with our representations to your counsel that it would be sent by overnight delivery to you on Friday, February 26, 1998. Consistent with our prior communications, the Company will make available to you a new NOBO list when and if it requests one for its own use. We provided the NOBO list to you notwithstanding your failure to provide the Company with the assurances we requested in our earlier correspondence with respect to limiting its use to a proper purpose. We remind you that the NOBO list can only be used as permitted under Delaware and federal law.

             We are also extremely disturbed by continuing solicitations in violation of the federal proxy rules. Specifically, we refer to the press releases dated January 30, 1998, and March 3, 1998, the article entitled "Proxy Fight on Main Street" appearing on page one of the February 27, 1998 issue of CityBusiness in which you were extensively quoted, and the letter to shareholders which was filed with the Securities and Exchange Commission on March 5, 1998 (the "Communications").

             These Communications are impermissible solicitations for proxies in violation of the federal proxy rules (the "Rules") adopted under the Securities Exchange Act of 1934, amended (the "Act") and we demand that you immediately cease and refrain from any further communication that would constitute a violation of the Rules and the Act.

             At the time of the Communications, the Company had not filed a preliminary proxy statement, nor had it begun in any way to solicit proxies from its shareholders for the upcoming meeting. At the time of the Communications, LaSalle had similarly not filed a preliminary proxy statement. Rule 14a-3 generally prohibits proxy solicitations unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive proxy statement containing the information specified by the Rules and the Act. Your Communications are obviously direct steps in a chain of communications calculated and designed ultimately to result in the procurement or withholding of a proxy. They are squarely solicitations as defined by statutory and common law.

             The Rules allow for certain exceptions to the flat prohibition of Rule 14a-3, none of which, however, apply to the Communications. Rules 14a-11 clearly and exclusively applies in situations where persons are opposing prior solicitations. HMN had not begun soliciting at the time of the Communications and therefore there was no preceding solicitation for LaSalle to oppose. Similarly, none of the exemptions contained in Rule 14a-2 are available to LaSalle.

             Moreover, even if the Rule 14a-11 exemption was available, LaSalle clearly did not comply with the requirements of Rule 14a-11 in any of the Communications. Among other things, LaSalle has consistently failed to provide any of the information regarding participants required by Rule 14a-11. We demand that LaSalle promptly advise the Company of this information.

             We further demand that these blatant violations of the Act and the Rules immediately stop. Should LaSalle continue to act in contravention of the Act and the Rules, the Company intends to vigorously defend its rights and protect its shareholders by taking whatever action it deems appropriate.

             Finally, in view of the general solicitation that LaSalle has engaged in, we want to remind you that LaSalle, obviously, can no longer rely on the exemption available under Rule 14a-2(b)(2) for solicitations to not more than 10 persons.

                                 Very truly yours,

                                 /s/ David M. Vander Haar

                                 David M. Vander Haar

   DVH:ajr

   cc:  Phillip M. Goldberg
        Roger P. Weise
        Mark J. Gentile